                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                              --------------------

                         For the Month of November 2002

                              --------------------
                         (Commission File. No 0-30718).
                              --------------------

                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  (Translation of registrant's name in English)

                               13811 Wireless Way
                   Richmond, British Columbia, Canada V6V 3A4
                   ------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-231-1100
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:        Form 20-F          40-F  x
                                                    -----         -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934:                               Yes:         No:  x
                                               -----       -----

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Sierra Wireless, Inc.


                                   By: /s/  Peter W. Roberts
                                      -----------------------------------------
                                      Peter W. Roberts, Chief Financial Officer

Date: November 14, 2002

                                    Q3 2002

                             [SIERRA WIRELESS LOGO]
                                SIERRA WIRELESS
                       HEART OF THE WIRELESS MACHINE(TM)


                     T H I R D   Q U A R T E R   R E P O R T

                     FOR THE NINE MONTHS ENDED SEPTEMBER 30

S I E R R A   W I R E L E S S ,   I N C .

Chairman's Message

TO OUR SHAREHOLDERS

With revenues of $20.1 million and net earnings of $0.5 million, we increased sales, returned to profitability, and achieved positive cash flow in the third quarter of 2002.

COMPARISON OF SEQUENTIAL RESULTS,
Q3 2002 COMPARED TO Q2 2002

For the three months ended September 30, 2002, our revenues grew 25% to $20.1 million, from $16.1 million in the second quarter of 2002. This increase reflects growing sales of our 2.5G Sierra Wireless AirCard products via an expanded range of distribution channels in North America, Europe, and the Asia-Pacific region.

Our gross margins were $7.3 million compared to adjusted gross margins of $5.4 million, excluding restructuring charges of $19.0 million, in the second quarter. As a percentage of sales, gross margins increased to 36%, from adjusted gross margins of 34%. The increase in gross margins on a percentage basis reflects a change in our product mix, as well as reductions in our product costs.

Adjusted operating expenses, excluding the carryover of restructuring expenses of $0.2 million, totaled $6.6 million in the third quarter, compared to adjusted operating expenses of $9.1 million, excluding restructuring charges of $13.1 million. This decrease reflects the results of our restructuring program. Our gross research and development investments were $3.6 million compared to adjusted gross research and development investments of $5.2 million in the preceding quarter.

During the third quarter, we increased net earnings to $0.5 million, up from an adjusted net loss of $3.0 million in the second quarter of 2002. Our diluted earnings per share increased to $0.03 from an adjusted loss per share of $0.18 in the previous quarter.

Our third quarter revenues of $20.1 million exceeded our guidance of $18.0 million to $19.0 million. Our net earnings of $0.5 million, or diluted earnings per share of $0.03, were better than our anticipated net losses of approximately $0.3 to $0.7 million, or loss per share of $0.02 to $0.04.

BUSINESS DEVELOPMENTS

Third quarter highlights included a number of new business and corporate developments:

CDMA 1xRTT DEVELOPMENTS:

- We became the first wireless data modem provider to supply the four largest North American CDMA carriers (Bell Mobility, Sprint, TELUS Mobility, and Verizon Wireless) with CDMA 2000 1x PC Card modems. This achievement further establishes our leadership in the growing high-speed wireless data market.

GSM/GPRS DEVELOPMENTS:

- Together with StarHub, we unveiled the new AirCard(R) 750 wireless PC Card modem for PDAs and notebook computers in Singapore.

- We announced the commercial availability of the AirCard 750 wireless PC Card modem on the Vodafone UK GPRS data network.

- Itronix, a designer and manufacturer of ruggedized, wireless mobile computing solutions, was selected to deliver Itronix GoBook(TM) notebook computers to Transco, Britain's leading gas transporter. The Itronix GoBook will be outfitted with the Sierra Wireless AirCard 750 GSM/GPRS wireless network card and will operate over the Vodafone UK GPRS data network.


                                                         Chairman's Message  01

DISTRIBUTION CHANNEL DEVELOPMENTS:

- We signed a distribution agreement with New Zealand's Renaissance Ltd. to distribute the Air Card 555 and the AirCard 750 to the New Zealand marketplace.

- We signed a distribution agreement with Daimler Scandinavia Aps in Denmark to offer the AirCard 750 GSM/GPRS wireless network card to the Danish and European market place.

- We signed a distribution agreement with Xacom Comunicaciones to distribute the AirCard 750 GSM/GPRS wireless network card to the Spanish market place.

OTHER BUSINESS DEVELOPMENTS:

- The Sierra Wireless MP200 wireless modem was selected for use by the Florida Highway Patrol as part of a statewide initiative to improve communications and the flow of mission critical information to the Patrol's mobile workforce.

- We were chosen to provide third-generation (3G) CDMA 1x EV/DO wireless modems for Lucent Technologies' Secure Mobile Data Solutions for Enterprises portfolio. This wireless initiative will make it easier for mobile operators to provide enterprise customers with secure and easy-to-use high-speed wireless access to critical applications.

- We were selected as a provider of 2.5G and 3G embedded wireless modems for Itronix Corporation's line of ruggedized, wireless-enabled notebook and handheld computers.

- Bill Dodson was appointed to the position of Vice President, Manufacturing and Supply. Formerly the Vice President of Global
  Operations for Gateway Computers, Mr. Dodson now has overall responsibility for our manufacturing and supply chain.

EXPANDED OPERATING LINE OF CREDIT

Subsequent to the end of the third quarter, the Royal Bank of Canada expanded our operating line of credit from Cdn $1.5 million to US $10.0 million. This facility bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge against all assets. The increased facility gives us maximum flexibility to meet our future working capital requirements, without having to create unnecessary dilution for shareholders.

OUTLOOK

We expect economic and industry sector conditions will remain challenging in the fourth quarter. However, we anticipate revenues will continue to grow based on our expanding distribution channels and demand for our 2.5G products. We are encouraged by our earlier than expected return to profitability, and will remain tightly focused on profitability and growth.

/s/ David B. Sutcliffe

David B. Sutcliffe
Chairman and Chief Executive Officer

------------------------------------------------------------------------------
This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply and demand conditions, revenue, gross margin, operating expenses, profits, and other expectations, intentions, and plans contained in this report that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture, and supply products which we do not produce today and that meet defined specifications. When used in this report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.


02  Chairman's Message

S I E R R A   W I R E L E S S ,   I N C .

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our unaudited consolidated financial condition and results of operations has been prepared in accordance with United States GAAP and is expressed in United States dollars.

RESTRUCTURING ACTIVITIES

During the third quarter, we continued with the implementation of our business restructuring program as announced during our second quarter. Our plan was to reduce operating expenses and asset levels as a result of our assessment of current and visible demand. We expect sales growth to continue to be constrained by the slowdown in enterprise spending and by overall conditions affecting the wireless communications industry.

For the three and nine months ended September 30, 2002, we recorded restructuring and other costs of nil and $36.1 million, respectively. We have reduced our workforce from 275 to 186 people. In addition, the restructuring and other costs included a write down for excess inventory, impairment of fixed, intangible and other assets, and a provision for facilities restructuring and other costs related to the restructuring.

We recorded a write down of inventory, including purchase commitments, amounting to $16.7 million. The write down is related primarily to CDPD and 2G CDMA products.

Fixed and intangible assets impairment charges of $4.8 million and $3.0 million, respectively, consisted of write downs primarily for research and development equipment, test equipment, corporate assets and research and development licenses. The fixed assets have been written down to the current fair value for this type of equipment. The research and development licenses, which are no longer required, have been written down to nil. In addition, our deferred tax asset valuation allowance has been increased by $3.8 million to record the reduction in the portion of our deferred tax assets that we believe is more likely than not to be realized.

Workforce reduction charges of $1.6 million were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration. As at September 30, 2002, the workforce reduction provision of $1.5 million, excluding the portion that was included in cost of sales, has been drawn down by cash payments of $1.2 million resulting in an ending provision balance of $0.3 million. The remaining provision is expected to be substantially drawn down by December 31, 2002.

As a result of the above noted workforce reduction and our assessment of current and visible demand, there are leased facilities that are excess to our current requirements and we have recorded a provision of $4.7 million that represents the estimated net present value of future contractual obligations that are in excess of our estimated future requirements.

Other charges of $1.5 million include provisions for purchase commitments, write down of investments, and professional fees in connection with the restructuring activities.

The cash outlays of approximately $4.7 million related to the facilities restructuring is expected to be paid over the remaining term of the lease and will be funded from available sources of liquidity. Of the cash outlays of approximately $0.8 million related to other costs, approximately $0.1 million has been paid and the remaining outlays are expected to be substantially paid by December 31, 2002 and funded from available sources of liquidity.

During the second quarter of 2001, one of our customers, Metricom, Inc. ("Metricom"), refused shipments and subsequently filed for a Chapter 11 reorganization under the U.S. bankruptcy laws. In addition to Metricom, there was also an overall economic slowdown that impacted our business. As a result of these developments, for the third quarter of 2001, we recorded a write down of inventory of $1.0 million. For the nine months ended September 30, 2001, we recorded a write down of inventory of $11.0 million and a provision for doubtful accounts of $3.0 million.

The adjusted information provided below for the three and nine months ended September 30, 2002 and September 30, 2001 excludes these charges.


                                       Management's Discussion and Analysis  03

RESULTS OF OPERATIONS - THREE MONTHS ENDED SEPTEMBER 30, 2002
COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2001

REVENUE

Revenue was $20.1 million in the third quarter of 2002, compared to $12.9 million for the same period in 2001, an increase of 56.3%. Revenue increased due to shipments of 2.5G products during the third quarter and increasing sales to new channels in Europe and the Asia-Pacific region.

GROSS MARGIN

Gross margin was $7.3 million in the third quarter of 2002, compared to adjusted gross margin, excluding the $1.0 million write down for excess inventory, of $5.1 million in the same period in 2001. Gross margin as a percentage of revenue decreased to 36.3% in 2002, compared to adjusted gross margin of 40.0% in 2001. This decrease was primarily a result of changes in our product mix. In particular, strong OEM embedded module shipments contributed to lower gross margins.

SALES AND MARKETING

Sales and marketing expenses decreased to $2.8 million in the third quarter of 2002, compared to $2.9 million in the third quarter of 2001, a decrease of 4.3%. This decrease was due to cost reductions under our restructuring plan. Sales and marketing expenses as a percentage of revenue decreased to 13.9% in 2002 from 22.8% in 2001, primarily as a result of higher revenue.

RESEARCH AND DEVELOPMENT

Gross research and development expenses, before research and development funding, amounted to $3.6 million, or 17.8% of revenue, in the third quarter of 2002, compared to $4.6 million, or 36.0% of revenue, for the same period in 2001. Gross research and development expenses in 2002 decreased 22.9% primarily as a result of workforce reductions and refocusing of resources under our restructuring program. Net research and development expenses, including research and development funding, were $2.2 million in 2002, compared to $3.3 million in 2001.

ADMINISTRATION

Administration expenses were $1.3 million, or 6.3% of revenue, in the third quarter of 2002, compared to $1.6 million, or 12.8% of revenue for the same period of 2001. This decrease is a result of our continued focus on operating expense reduction.

AMORTIZATION

Amortization expense was $0.5 million in the third quarter of 2002, unchanged from $0.5 million in the same period of 2001.

OTHER INCOME

Other income was $0.1 million for the third quarter of 2002, compared to $0.5 million in the comparable quarter of 2001. This decrease is due to a reduction in cash and short-term investment balances and reduced interest rates.

NET EARNINGS (LOSS)

Our net earnings amounted to $0.5 million in the third quarter of 2002, compared to an adjusted net loss of $2.9 million for the same period of 2001. Our diluted earnings per share amounted to $0.03 for the third quarter of 2002, compared to an adjusted loss per share of $0.18 in 2001.

RESULTS OF OPERATIONS - NINE MONTHS ENDED SEPTEMBER 30, 2002
COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2001

REVENUE

Revenue was $51.2 million for the nine months ended September 30, 2002, unchanged from $51.2 million for the same period in 2001.

GROSS MARGIN

Adjusted gross margin was $17.0 million, excluding restructuring and other charges of $19.0 million, for the nine months ended September 30, 2002, compared to adjusted gross margin of $20.4 million in the same period in 2001. Adjusted gross margin as a percentage of revenue decreased to 33.2% in 2002, compared to adjusted gross margin of 39.9% in 2001. This decrease was in part a result of new product introduction costs and product costs that exceeded normal levels. In addition, changes in our product mix, particularly stronger than normal OEM embedded module shipments, contributed to lower gross margins.


04  Management's Discussion and Analysis

SALES AND MARKETING

Sales and marketing expenses decreased to $8.4 million in the first nine months of 2002, compared to $10.0 million in the comparable period of 2001, a decrease of 15.9%. This decrease was due to higher costs incurred in the prior year to increase awareness of our company and sales of our products, and a result of our continued focus on operating expense control. Sales and marketing expenses as a percentage of revenue decreased to 16.5% in 2002 from 19.6% in 2001.

RESEARCH AND DEVELOPMENT

Gross research and development expenses, before research and development funding and investment tax credits, amounted to $14.2 million, or 27.7% of revenue, for the nine months ended September 30, 2002, compared to $14.6 million, or 28.6% of revenue, for the nine months ended September 30, 2001. Gross research and development expenses in 2002 decreased 3.3% primarily as a result of workforce reductions and refocusing of resources under our restructuring program. Net research and development expenses, including research and development funding and investment tax credits, were $9.2 million in 2002, compared to $9.9 million in 2001.

ADMINISTRATION

Administration expenses were $5.2 million, or 10.1% of revenue, in the nine months ended September 30, 2002, compared to adjusted administration expenses of $5.6 million, or 10.9% of revenue, for the same period of 2001.

RESTRUCTURING AND OTHER CHARGES

Restructuring and other charges of $13.1 million for the nine months ended September 30, 2002 consisted of charges for impairment of fixed and intangible assets, severance costs, provision for facilities restructuring and other costs related to the restructuring.

AMORTIZATION

Amortization expense was $1.8 million in the nine months ended September 30, 2002, compared to $1.6 million in the same period of 2001. The increase is due to amortization on an increased level of corporate fixed assets during 2002.

OTHER INCOME

Other income was $0.1 million for the first nine months of 2002, compared to $2.0 million in the comparable period of 2001. This decrease is due to a reduction in cash and short-term investment balances, reduced interest rates, and inventory carrying charges.

INCOME TAX EXPENSE (RECOVERY)

Adjusted income tax recovery, excluding restructuring and other costs of $4.0 million, was $0.6 million for the first three quarters of 2002, compared to a tax expense of $0.5 million in the comparable period of 2001. The income tax recovery recorded in 2002 is a recovery of taxes paid in prior periods.

NET LOSS

Adjusted net loss amounted to $6.8 million, excluding restructuring and other costs of $36.1 million, in the nine months ended September 30, 2002, compared to an adjusted net loss of $5.1 million for the same period of 2001. Our adjusted loss per share amounted to $0.42 for the first nine months of 2002, compared to an adjusted loss per share of $0.32 in the comparable period of 2001.

CONTINGENT LIABILITIES

In early April 2001, we learned that Metricom, Inc. ("Metricom"), which filed for a Chapter 11 reorganization under the U.S. bankruptcy laws in 2001, filed an adversary complaint against us in the U.S. bankruptcy court; the complaint has not yet been served on us. The complaint seeks return of payments totaling $1.9 million made to us within 90 days of the bankruptcy filing, alleging that the payments are avoidable as "preferences". We contend that the payments were in the ordinary course of business and that we supplied additional product to Metricom after receiving the payments, which would offset any preference liability. We are engaged in settlement negotiations, and Metricom has agreed not to serve the complaint on us, for the time being, while negotiations proceed. The claim was apparently filed to meet Metricom's statutory requirements and we believe that, even if successful, the claim will have no material impact on us.


                                       Management's Discussion and Analysis  05

SIGNIFICANT CONTRACTS

We have significant development and volume purchase contracts with three wireless carriers, AT&T Wireless, Sprint PCS and Verizon Wireless. These agreements provide that Sierra Wireless will develop new products for new wireless technologies that the wireless carriers are deploying and that the wireless carriers will then purchase those new products for resale. Under the terms of these agreements, if our products do not meet various specifications and schedules, mutually acceptable adjustments may be made, volume commitments may be reduced or deliveries may be delayed, any of which could have a material adverse impact on our results of operations. Development and deployment of these new technologies by the wireless industry, and development of our new products, have been affected by various delays. During the second quarter, we reported that we continued to experience delays in completion of the new product approval process on the AT&T Wireless network and we suspended the AT&T Wireless order from our backlog. During the third quarter, we completed amendments to our supply agreement with AT&T Wireless, AT&T Wireless granted commercial acceptance of the AirCard 710, and volume shipments of the AirCard 710 to AT&T Wireless commenced.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with U.S. GAAP and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. We base our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from our estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

- We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. If the financial condition of any of our customers deteriorates, increases in our allowance may be required.

- We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated market value. We assess the need for an inventory write down based on our assessment of estimated market value using assumptions about future demand and market conditions. If market conditions are worse than our projections or future demand does not materialize as anticipated, an additional inventory write down may be required.

- We assess the impairment of identifiable intangibles and long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner that we use the acquired assets or our overall business strategy and significant negative industry or economic trends. When we determine that the carrying value of intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure impairment based on projected undiscounted and discounted cash flows using a discount rate commensurate with the risk inherent in our current business model.

- We evaluate our deferred income tax assets, and we believe their realization is more likely than not. However, if their realization is not considered more likely than not, a valuation allowance is provided for. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, an adjustment to our deferred tax asset would be charged to income.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2002, we did not have any off-balance sheet finance or special purpose entities. We have entered into a number of capital leases relating to purchases of research and development equipment and information systems. These leases are disclosed in the consolidated financial statements.


06  Management's Discussion and Analysis

We do not have any trading activities that involve commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Cash used by operations was $7.3 million for the nine months ended September 30, 2002, compared to $22.7 million used by operations for the same period in 2001, an improvement of $15.4 million. The use of cash during 2002 was due mainly to our operating loss, restructuring costs and to changes in working capital.

Cash used for capital expenditures was $2.0 million in the nine months ended September 30, 2002, an improvement compared to $9.9 million for the same period of 2001, and was primarily for research and development equipment, production equipment and software.

One of our significant sources of funds is expected to be our future operating cash flow. Our future revenue is dependent on a number of factors, including us completing product development and fulfilling our commitments in accordance with agreements with major customers. We have a customer concentration risk, as a few customers represent a significant portion of our expected future revenue. We have a risk of impairment to our liquidity should there be any material interruption to our business operations.

The sources of funds for our future capital expenditures and commitments are cash on hand, accounts receivable, research and development funding, borrowings, and cash from operations, as follows:

- Net cash and short-term investments amounted to $32.9 million at September 30, 2002, compared to $44.0 million at December 31, 2001;

- Accounts receivable amounted to $13.4 million at September 30, 2002, compared to $10.5 million at December 31, 2001;

- Our operating line of credit is with a Canadian chartered bank. The available facility amounts to Cdn. $1.5 million, bears interest at prime plus 1% and is secured by a general security agreement providing a first charge against all assets. At September 30, 2002, there were no borrowings under this line of credit. Subsequent to September 30, 2002, we renegotiated our operating line of credit. The available facility amounts to US $10.0 million and bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge against all assets.

MARKET RISK DISCLOSURE

Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing. The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and Asia has been minimal as such transactions were not material for the three and nine months ended September 30, 2002. During 2002, we entered into distribution agreements in Europe that are denominated in U.S. dollars. We expect that as our business expands in Europe, we will also be exposed to Euro transactions. To date, we have not entered into any futures contracts. To manage our foreign currency risks, consideration will be given to entering into such contracts should we consider it necessary to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, hence the impact of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is not material to our financial results.

RELATED PARTY TRANSACTIONS

During the three and nine months ended September 30, 2002, there were no material related party transactions.


                                       Management's Discussion and Analysis  07

S I E R R A   W I R E L E S S ,   I N C .

Consolidated Statements of Operations and Deficit
------------------------------------------------------------------------------
(Expressed in thousands of United States dollars, except per share amounts) (Prepared in accordance with United States generally accepted accounting principles (GAAP))
(Unaudited)

                                             Three months ended September 30,       Nine months ended September 30,
                                             --------------------------------       -------------------------------
                                                    2002                 2001               2002               2001
                                             -----------         ------------       ------------        -----------
Revenue                                      $    20,093         $     12,856       $     51,199        $    51,181
Cost of goods sold                                12,802                8,708             53,185             41,781
                                             -----------         ------------       ------------        -----------
Gross margin                                       7,291                4,148             (1,986)             9,400
                                             -----------         ------------       ------------        -----------

Expenses
  Sales and marketing                              2,801                2,928              8,431             10,024
  Research and development, net                    2,242                3,295              9,209              9,850
  Administration                                   1,269                1,647              5,152              8,560
  Restructuring and other charges (note 3)             -                    -             13,093                  -
  Amortization                                       529                  548              1,776              1,592
                                             -----------         ------------       ------------        -----------
                                                   6,841                8,418             37,661             30,026
                                             -----------         ------------       ------------        -----------
Earnings (loss) from operations                      450               (4,270)           (39,647)           (20,626)

Other income                                          62                  457                109              2,044
                                             -----------         ------------       ------------        -----------
Earnings (loss) before income taxes                  512               (3,813)           (39,538)           (18,582)
Income tax expense                                     9                   50              3,433                525
                                             -----------         ------------       ------------        -----------

Net earnings (loss)                                  503               (3,863)           (42,971)           (19,107)
Deficit, beginning of period                     (75,375)             (22,876)           (31,901)            (7,632)
                                             -----------         ------------       ------------        -----------

Deficit, end of period                       $   (74,872)        $    (26,739)      $    (74,872)       $   (26,739)
                                             -----------         ------------       ------------        -----------
                                             -----------         ------------       ------------        -----------

Earnings (loss) per share for the period
  Basic                                      $      0.03         $      (0.24)      $      (2.64)       $     (1.19)
  Diluted                                    $      0.03         $      (0.24)      $      (2.64)       $     (1.19)
                                             -----------         ------------       ------------        -----------
                                             -----------         ------------       ------------        -----------

Weighted average number of shares
  (in thousands)
  Basic                                           16,314               16,153             16,294             16,114
  Diluted                                         16,539               16,153             16,294             16,114
                                             -----------         ------------       ------------        -----------
                                             -----------         ------------       ------------        -----------


08  Consolidated Financial Statements

S I E R R A   W I R E L E S S ,   I N C .

Consolidated Balance Sheets
------------------------------------------------------------------------------
(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)

                                                            September 30,         December 31,
                                                                     2002                 2001
                                                            -------------         ------------
                                                              (Unaudited)            (Audited)
ASSETS
Current assets
  Cash and cash equivalents                                 $      26,858         $     12,085
  Short-term investments                                            6,008               31,879
  Accounts receivable                                              13,363               10,504
  Inventories                                                       7,380               25,591
  Deferred income taxes                                                 -                  224
  Prepaid expenses                                                    392                1,180
                                                            -------------         ------------

                                                                   54,001               81,463

Fixed assets                                                        7,881               14,694
Deferred income taxes                                                 500                4,030
Intangible assets                                                   6,720               10,054
Other                                                                 241                  483
                                                            -------------         ------------

                                                            $      69,343         $    110,724
                                                            -------------         ------------
                                                            -------------         ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable                                          $       4,055         $      4,356
  Accrued liabilities                                              12,891               12,555
  Deferred revenue and credits                                        318                1,050
  Current portion of long-term obligations                              -                  341
  Current portion of obligations under capital lease                  929                  947
                                                            -------------         ------------

                                                                   18,193               19,249

Long-term obligations                                               3,533                  671
Obligations under capital lease                                       199                  761

Shareholders' equity
  Share capital                                                   123,019              122,673
  Deficit                                                         (74,872)             (31,901)
  Accumulated other comprehensive income
    Cumulative translation adjustments                               (729)                (729)
                                                            -------------         ------------

                                                                   47,418               90,043
                                                            -------------         ------------

                                                            $      69,343         $    110,724
                                                            -------------         ------------
                                                            -------------         ------------


                                          Consolidated Financial Statements  09

S I E R R A   W I R E L E S S ,   I N C .

Consolidated Statements of Cash Flows
------------------------------------------------------------------------------
(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)
(Unaudited)

                                                    Three months ended September 30,       Nine months ended September 30,
                                                    --------------------------------       -------------------------------
                                                         2002                   2001             2002                 2001
                                                    ---------              ---------       ----------           ----------
Cash flows from operating activities:
  Net earnings (loss) for the period                $     503              $  (3,863)      $  (42,971)          $  (19,107)
  Adjustments to reconcile net earnings (loss)
    to net cash provided by operating activities
    Amortization                                        1,280                  1,791            5,430                4,853
    Non-cash restructuring charges                          -                      -           25,905                    -
    Loss on disposal                                        2                      -              122                    -
    Deferred income taxes                                   -                   (101)           3,754                  136
    Accrued warrants                                       41                    165              384                  570
  Changes in operating assets and liabilities
    Accounts receivable                                   509                   (741)          (2,859)               6,050
    Inventories                                           146                 (1,141)           3,257               (7,335)
    Prepaid expenses                                      157                    169              626                  361
    Accounts payable                                      694                 (1,186)            (301)              (6,428)
    Accrued liabilities                                  (790)                (1,745)             107               (1,608)
    Deferred revenue                                     (467)                  (225)            (732)                (150)
                                                    ---------              ---------       ----------           ----------
Net cash provided by (used in)
  operating activities                                  2,075                 (6,877)          (7,278)             (22,658)

Cash flows from investing activities:
  Purchase of fixed assets                               (388)                (2,185)          (1,953)              (9,926)
  Increase in intangible assets                          (167)                  (212)          (1,003)              (2,277)
  Purchase of short-term investments                   (3,031)               (14,130)         (14,662)             (54,446)
  Proceeds on maturity of short-term
    investments                                         5,521                 12,113           40,533               89,710
                                                    ---------              ---------       ----------           ----------
Net cash provided by (used in)
  investing activities                                  1,935                 (4,414)          22,915               23,061

Cash flows from financing activities:
  Issue of common shares                                   16                     58              346                  389
  Increase in long-term obligations                         -                    255                -                  255
  Repayment of long-term obligations                     (301)                   (55)          (1,210)                (631)
                                                    ---------              ---------       ----------           ----------
Net cash provided by (used in)
  financing activities                                   (285)                   258             (864)                  13
                                                    ---------              ---------       ----------           ----------

Net increase (decrease) in cash
  and cash equivalents                                  3,725                (11,033)          14,773                  416
Cash and cash equivalents,
  beginning of period                                  23,133                 18,340           12,085                6,891
                                                    ---------              ---------       ----------           ----------

Cash and cash equivalents, end of period            $  26,858              $   7,307       $   26,858           $    7,307
                                                    ---------              ---------       ----------           ----------
                                                    ---------              ---------       ----------           ----------

See supplementary cash flow information (note 4)


10  Consolidated Financial Statements

S I E R R A   W I R E L E S S ,   I N C .

Notes to Consolidated Financial Statements
------------------------------------------------------------------------------
(Expressed in thousands of United States dollars, except per share amounts) (Prepared in accordance with United States GAAP)
(Unaudited)

1. BASIS OF PRESENTATION

The accompanying financial information does not include all disclosures required under United States generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2001 Annual Report.

2. SIGNIFICANT ACCOUNTING POLICES

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except for the following:

(a) REVENUE RECOGNITION

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of service, so long as collectibility is reasonably assured. Customers include value-added resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain value-added resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been sold by the value-added resellers.

(b) BUSINESS COMBINATIONS, GOODWILL, AND OTHER INTANGIBLE ASSETS

In August 2001, the Financial Accounting Standards Board issued FAS No. 141, "Business Combinations", and FAS No. 142, "Goodwill and Other Intangible Assets". FAS No.141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. FAS No. 142 changes the accounting for goodwill from an amortization method to an annual impairment test and is required to be applied prospectively effective January 1, 2002. Under this standard, we are required to perform an initial benchmark test of impairment within six months of adoption and subsequent annual tests of impairment will be at the reporting unit level. If the carrying value of goodwill of a reporting unit exceeds the fair value of the reporting unit's goodwill, the carrying value must be written down to fair value.

We have adopted FAS No. 141 and 142 effective January 1, 2002. As of the date of adoption, we had no unamortized goodwill and consequently the adoption of the new standards have had no impact on the figures presented.

3. RESTRUCTURING AND OTHER CHARGES

During the third quarter, we continued with the implementation of our business restructuring program as announced during our second quarter. Our plan was to reduce operating expenses and asset levels as a result of our assessment of current and visible demand. This restructuring program includes a write down of inventory, fixed and intangible asset impairment charges, workforce reductions, charges related to facilities and other assets, and an increase in our deferred tax asset valuation allowance. We have substantially completed implementation of our restructuring program at September 30, 2002.


                                 Notes to Consolidated Financial Statements  11

S I E R R A   W I R E L E S S ,   I N C .

Notes to Consolidated Financial Statements
------------------------------------------------------------------------------
(Expressed in thousands of United States dollars, except per share amounts) (Prepared in accordance with United States GAAP)
(Unaudited)

During the three and nine months ended September 30, 2002, we recorded restructuring and other charges of nil and $36,131, respectively, as follows:

Inventory write down                                                      $    16,705
Fixed assets write down                                                         4,824
Intangible assets write down                                                    3,064
Facilities restructuring                                                        4,696
Deferred tax asset                                                              3,754
Workforce reduction                                                             1,616
Other                                                                           1,472
                                                                          -----------
Total restructuring and other charges                                     $    36,131

Applied:
  Inventory write down, included in cost of sales                             (16,705)
  Portion of fixed assets write down, included in cost of sales                (1,784)
  Portion of workforce reduction and other, included in cost of sales            (517)
  Deferred tax asset and other, included in tax expense                        (4,032)
                                                                          -----------
Restructuring and other charges                                           $    13,093
                                                                          -----------
                                                                          -----------

The excess inventory charge is related primarily to CDPD and 2G CDMA products.

Fixed and intangible assets impairment charges consisted of write downs primarily for research and development equipment, test equipment, corporate assets and research and development licenses. The fixed assets have been written down to the current fair value for this type of equipment. The research and development licenses, which are no longer required, have been written down to nil. In addition, our deferred tax asset valuation allowance has been increased to record the reduction in the portion of our deferred tax assets that we believe is more likely than not to be realized.

Workforce reduction charges of $1,616 were related to the cost of severance and benefits associated with 95 employees and contractors notified of termination. Of the 95 employees and contractors, 63 were involved in product development, seven were involved in manufacturing, 18 were sales and marketing personnel, and seven were in administration. As at September 30, 2002, the workforce reduction provision of $1,512, excluding the portion that was included in cost of sales, has been drawn down by cash payments of $1,191 resulting in an ending provision balance of $321. The remaining provision is expected to be substantially drawn down by December 31, 2002.

As a result of the above noted workforce reduction and our assessment of current and visible demand, there are leased facilities that are excess to our current requirements. We have recorded a provision that represents the estimated net present value of future contractual obligations that are in excess of our estimated future requirements.

Other charges include provisions for purchase commitments, write down of investments, and professional fees in connection with the restructuring activities.

The following table summarizes the activity related to the restructuring and other charges from June 30, 2002 to September 30, 2002:

                                                             Cumulative Drawdowns
                                                            ------------------------      Provision Balance at
                                        June 30, 2002            Cash       Non-cash            Sept. 30, 2002
                                        -------------       ---------      ---------      --------------------
Restructuring and other charges:
  Fixed assets write down                  $    3,040       $       -      $   3,040                 $       -
  Intangible assets write down                  3,064               -          3,064                         -
  Facilities restructuring                      4,696             203              -                     4,493
  Workforce reduction                           1,512           1,191              -                       321
  Other                                           781             119            404                       258
                                           ----------       ---------      ---------                 ---------
Restructuring and other charges            $   13,093       $   1,513      $   6,508                 $   5,072
                                           ----------       ---------      ---------                 ---------
                                           ----------       ---------      ---------                 ---------


12  Notes to Consolidated Financial Statements

S I E R R A   W I R E L E S S ,   I N C .

Notes to Consolidated Financial Statements
------------------------------------------------------------------------------
(Expressed in thousands of United States dollars, except per share amounts) (Prepared in accordance with United States GAAP)
(Unaudited)

4. SUPPLEMENTARY CASH FLOW INFORMATION

                                           Three months ended September 30,       Nine months ended September 30,
                                           --------------------------------       -------------------------------
                                               2002                    2001          2002                    2001
                                           --------                 -------       -------               ---------
Cash received for
  Interest                                  $   117                 $   297       $   812               $   2,236
  Income taxes                                    4                       -           165                       -
Cash paid for
  Interest                                       37                       9           296                      35
  Income taxes                                   13                      14            43                     944
Non-cash financing activities
  Purchase of fixed assets funded by
    obligation under capital lease                -                       -           267                      10

5. STOCK-BASED COMPENSATION

We grant all employee stock options with an exercise price equal to the market value of the underlying common shares on the date of grant. Accordingly, under the intrinsic value method, no compensation expense has been recognized on the employee stock option plan in the consolidated statements of operations. Had compensation cost for all grants under our employee stock option plan been determined by the fair value method, our net earnings (loss) and diluted earnings (loss) per share would have been as follows:

                                           Three months ended          Nine months ended
                                           September 30, 2002         September 30, 2002
                                           ------------------         ------------------
Net earnings (loss):
  As reported                                       $     503                 $  (42,971)
  Pro forma                                            (1,613)                   (48,846)
Diluted earnings (loss) per share:
  As reported                                            0.03                      (2.64)
  Pro forma                                             (0.10)                     (3.00)

We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

We have estimated the fair value of each option at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                           Three months ended          Nine months ended
                                           September 30, 2002         September 30, 2002
                                           ------------------         ------------------
Expected dividend yield                                     0                          0
Expected stock price volatility                          111%                       107%
Risk-free interest rate                                 4.20%                      4.60%
Expected life of options                              4 years                    4 years
Weighted-average fair value of options              $    1.71                  $    5.88

6. CONTINGENCIES

Under our research and development funding agreements, we are contingently liable to repay up to $9,900.

7. COMPARATIVE FIGURES

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.


                                 Notes to Consolidated Financial Statements  13

                             [SIERRA WIRELESS LOGO]
                                SIERRA WIRELESS
                       HEART OF THE WIRELESS MACHINE(TM)


                           SIERRA WIRELESS, INC.
             13811 Wireless Way, Richmond, BC, Canada V6V 3A4
              Telephone 604 231 1100 Facsimile 604 231 1109
                           www.sierrawireless.com